July 13, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Silver State Bancorp
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-142110

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Silver State Bancorp in requesting that the above-referenced Registration Statement on Form S-1, as amended, be declared effective on July 16, 2007 at 4:00 p.m. or as soon thereafter as practicable.

Very truly yours,

/s/ Michael Lacovara
Name:	Michael Lacovara
Title:	Principal